UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 000-29928

PACIFIC NORTH WEST CAPITAL CORP.
(Translation of registrant’s name into English)

2303 West 41 Avenue
Vancouver, British Columbia  V6M 2A3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  [X]   Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
 [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
 [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  [  ]   No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Exhibit List

99.1	News Release dated March 1, 2011, announcing exploration program on the River Valley Project.

99.2	Material Change Report dated March 1, 2011 regarding exploration program on the River Valley Project.

99.3	News Release dated March 7, 2011 announcing National Instrument 43-101Technical Report and Mineral Resource Estimate on the Destiny Gold Project.

99.4	Material Change Report dated March 7, 2011, regarding the filing of a National Instrument 43-101 (“NI 43-101”) “NI 43-101 Technical Report and Resource Estimation of the DAC Deposit, Destiny Property, Quebec” (the “Destiny Tech Report”) for Alto Ventures Ltd. and Pacific North West Capital Corp. dated March 1, 2011.

99.5	The Destiny Tech Report.

99.5	The Destiny Tech Report. (PDF)

99.6	Consent of Qualified Person, Todd McCracken, P.Geo., to the public filing of the Destiny Tech Report.

99.7	Material Change Report dated March 15, 2011, regarding the closing of a private placement of $3million.

99.8	News Release dated March 15, 2011, announcing the closing of a private placement of $3million.

99.9	Interim Financial Statements for the third quarter ended January 31, 2011.

99.10	Management’s Discussion and Analysis of the interim financial statements for the third quarter ended January 31, 2011.

99.11	Form 52-109F2 Certification of CEO of interim filings – full certificate, for third quarter ended January 31, 2011.

99.12	Form 52-109F2 Certification of CFO of interim filings – full certificate, for the third quarter ended January 31, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.
Registrant

“Linda Holmes”
Linda Holmes (Corporate Secretary)

March 31, 2011
Date